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09059347

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SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 – 66236

SEC Mail Processing Section
FEB 17 2009
Washington, DC
100

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** AND ENDING **DECEMBER 31, 2008**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

G & L PARTNERS, INC.

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

c/o GETTENBERG CONSULTING – 40 WALL STREET – 34TH FLOOR

NEW YORK	**NEW YORK**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN KRIM **(212) 668 - 8700**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ***DANIEL J. LEPORIN,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
G & L PARTNERS, INC., as of DECEMBER 31, 2008,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

____
Title

X ______________________
Notary Public

CHRISTINE COOPER
Notary Public, State of New York
No. 01CO6085064
Qualified in Queens County
Commission Expires Dec. 23, 2010

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

NAME OF ORGANIZATION:__________**G & L PARTNERS, INC.** ________________

ADDRESS: _c/o ***GETTENBERG CONSULTING, 40 Wall Street-34TH Floor, New York, NY 10005***___

DATE: ____________________________**DECEMBER 31, 2008**____________________

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED **members or allied members** of **G & L Partners, Inc.,** have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of **DECEMBER 31, 2008** represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.

_______________________ _______________________

_______________________ _______________________

_______________________ _______________________

_______________________ _______________________

I, ***DANIEL J. LEPORIN,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

G & L PARTNERS, INC., as of **DECEMBER 31, 2008,**

are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

(Title)

Christine Cooper

(Notary Public)

CHRISTINE COOPER
Notary Public, State of New York
No. 01CO6085064
Qualified in Queens County
Commission Expires Dec. 23, 2010

G & L PARTNERS, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

CONFIDENTIAL

G & L PARTNERS, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9
Supplementary Information:	
Computation of Net Capital under S.E.C. Rule 15c3-1	10
Other Information	11
Independent Auditor's Comments	12-13

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
G & L Partners, Inc.
c/o Gettenberg Consulting
40 Wall Street, 34th floor
New York, NY 10005

We have audited the accompanying statement of financial condition of G & L Partners, Inc. as of December 31, 2008 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G & L Partners, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 31, 2009

G & L PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 796,020
Due form clearing broker	109,887
Commissions receivable	262,420
Equipment and organization expense - net of accumulated depreciation of $18,573 (Note 2(e))	11,507
Other assets	8,341
Total assets	$ 1,188,175

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 87,246
Bank loan payable (Note 3)	7
Due to stockholder	10,919
Total liabilities	98,172
Commitments and Contingencies (Note 4)	
Liabilities subordinated to claims of general creditors	
Pursuant to subordinated loan agreement (Note 5)	600,000
Stockholders' equity (Note 6)	
Common stock, no par value, 200 shares authorized, 20 shares issued and outstanding.	350,000
Additional paid-in capital	350,000
Retained earnings	(209,997)
Total stockholders' equity	490,003
Total liabilities and stockholders' equity	$ 1,188,175

The accompanying notes are an integral part of this statement.

G & L PARTNERS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenue:	
Commissions	$3,397,806
Interest Income	17,403
Total revenue	3,415,209
Expenses:	
Employee compensation and related payroll taxes	2,396,489
Exchange fees and dues	192,377
Rent	59,702
Telephone	58,989
Commissions and clearance	165,885
Meals, entertainment and travel	107,423
Insurance	79,779
Interest	38,534
Professional fees	90,797
Quotation	107,699
State and local taxes	36,773
Other	60,990
Total expenses	3,395,437
Net income	$ 19,772

The accompanying notes are an integral part of this statement.

G & L PARTNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balances - beginning of period	350,000	$ 350,000	$ (222,741)	$ 477,259
Stockholder distributions			(7,028)	(7,028)
Net income	-	-	19,772	19,772
Balances - end of year	$ 350,000	$ 350,000	$ (209,997)	$ 490,003

The accompanying notes are an integral part of this statement.

G & L PARTNERS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2008

Balance - Beginning of period	$ -
Increase in subordinated debt	600,000
Balance - End of year	$ 600,000

The accompanying notes are an integral part of this statement.

G & L PARTNERS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2008

Cash flows from operating activities:	
Net income	$ 19,772
Adjustments to reconcile net income to cash used in operating activities:	
Depreciation and amortization	4,857
Changes in assets and liabilities	
Increase in due from broker	(646)
Decrease in commissions receivable	8,234
Decrease in other assets	1,801
Increase in accounts payable and accrued expenses	7,592
Net cash from operating activities	41,610
Cash flows (used in) investing activities	
Purchase of fixed assets	(3,641)
Net cash (used in) investing activities	(3,641)
Cash flows (from) financing activities	
Proceeds from subordinated loan	600,000
Proceeds from bank loan	1,757
Repayment of bank loan	(41,138)
Loan from stockholder	10,000
Distributions to stockholders	(7,028)
Net cash (from) financing activities	563,591
Net increase in cash	601,560
Cash and cash equivalents - beginning of the period	194,460
Cash and cash equivalents - end of the year	$ 796,020
Supplemental disclosure of cash flow information:	
Cash paid during the year for :	
Interest	$ 38,534
Taxes	$ 26,585

The accompanying notes are an integral part of this statement.

G & L PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

Note 1 - Nature of Business

G & L Partners, Inc., (The "Company") is a New York State corporation formed in 2004, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). Operations began June 1, 2004.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) ***Income Taxes***

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) ***Cash and Cash Equivalents***

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e) ***Equipment***

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method. Organization expense is amortized over 5 years using the straight line method.

G & L PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

Note 3 - Bank Loan Payable

The Company has a $100,000 bank line of credit from which was drawn down $7 at December 31, 2008. The loan is payable over three years. Interest is calculated at prime plus one percent and at December 31, 2008 the interest rate was 4.25%.

Note 4 - Commitments

Office Space
The Company leases office space pursuant to an operating lease expiring March 11, 2010. The future minimum rental commitment through termination is:

Year	Amount
2009	$43,423
2010	$6,600

Note 5- Liabilities Subordinated to the Claims of General Creditors

Subordinated liabilities consist of a note covered by a subordinated loan agreement which was approved by FINRA. The note matures on March 26, 2011, and bears interest at 8%.

To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 6 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

Note 6 - Financial Instruments with Off-Balance Sheet Credit Risk (continued)

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2008, the Company had net capital of $1,017,240, which was $1,010,695 in excess of its required net capital of $6,545. The Company's net capital ratio was 9.65%.

A copy of the Firm's statement of Financial Condition as of December 31, 2008, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

SUPPLEMENTARY INFORMATION

G & L PARTNERS, INC.

COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2008

Credit Factors		
Stockholders equity		$ 490,003
Subordinated loan		600,000
Total credit factors		1,090,003
Debit Factors		
Commissions receivable		49,865
Fixed assets		11,507
Other assets		8,341
Haircut		3,050
Total debit factors		72,763
Net Capital		1,017,240
Less: Minimum net capital requirements Greater of 6 2/3% of aggregate indebtedness or $5,000		6,545
Remainder: Capital in excess of all requirements		$ 1,010,695
Capital ratio (maximum allowance 1500%)		
(*)Aggregate indebtedness	98,172	
	= 9.65%	
Divided by: Net capital	1,017,240	
(*)Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 87,246
Bank loan payable		7
Due to stockholder		10,919
		$ 98,172

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2008.

The accompanying notes are an integral part of this statement.

G & L PARTNERS, INC.
OTHER INFORMATION
DECEMBER 31, 2008

1. Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission.

   The Company operates under the exemptive provision of paragraph (k)(2)(ii) of SEC rule 15c3-3.

2. Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

   The Company is subject to the exemptive provisions of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2008.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
G & L Partners, Inc.
c/o Gettenberg Consulting
40 Wall Street, 34th floor
New York, NY 10005

Gentlemen:

In planning and performing our audit of the financial statements of G & L Partners, Inc. as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity' internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report recognizes that it is not practicable in an organization the size of this Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

New York, NY
January 31, 2009

G & L PARTNERS, INC.
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

CONFIDENTIAL